EXHIBIT 99.4

Name:

Address

BSW/cv	Brussels, April 26, 2002

M	:

The Board of Directors is kindly requesting you to attend the Ordinary General Meeting of our Company that will be held on Thursday, May 23, 2002, at 3:00 p.m. at the registered offices of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean with the following agenda:

1.	Management report of the Board of Directors on the financial year ended December 31, 2001.

2.	Report of the Statutory Auditor on the financial year ended December 31, 2001.

3.	Approval of the annual accounts as of December 31, 2001.

Proposed resolution : approve the annual accounts as of December 31, 2001, including the allocation of profits referred to therein, and the payment of a gross dividend of EUR 1.44 per share.

4.	Discharge of liability of the Directors.

Proposed resolution : approve the discharge of liability of the Directors for the financial year ended December 31, 2001.

5.	Discharge of liability of the Statutory Auditor.

Proposed resolution : approve the discharge of liability of the Statutory Auditor for the financial year ended December 31, 2001.

6.	Resignation and appointment of Directors.

6.1	Proposed resolution : take knowledge of the resignation of Mr. Raymond-Max Boon in his capacity of Director with effect at the end of this meeting.

6.2	Proposed resolution : renew the mandate of Mr. Philippe Stroobant as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

6.3	Proposed resolution : renew the mandate of Mr. Roger Boin as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

6.4	Proposed resolution : appoint Count Arnoud de Pret Roose de Calesberg as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

7.	Renewal of the mandate of the Statutory Auditor.

Proposed resolution : renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as Statutory Auditor, represented by Mr. James Fulton, auditor or, in the event of inability of the latter, by any other partner of the Statutory Auditor agreed upon by the Company, for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004, and approve the yearly fees of the Statutory Auditor amounting to EUR 126,500.

8.	Approval of the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.[3]

Proposed resolution : to the extent required, approve the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.

9.	Pursuant to Article 556 of the Company Code, approval of any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in June 2002, granting to the beneficiaries of these stock option plans the right to acquire prematurely shares of the Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans.[4]

Proposed resolution : to the extent required, approve, pursuant to Article 556 of the Company Code, any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in June 2002, granting to the

3 The approval by the shareholders of the Company is required under U.S. law to allow the beneficiaries of this stock option plan to benefit from a favorable tax treatment in the U.S.

4 The stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001 and the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” can be found in English, French and Dutch between April 26 and May 24, 2002 on the Website of the Company at . A copy of these stock option plans can also be obtained free of charge by written request addressed to the registered offices of the Company during the same period.

beneficiaries of these stock option plans the right to acquire prematurely shares of the Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans.

We remind you that, in order to be authorized to attend the Ordinary General Meeting, and pursuant to Articles 30 and 31 of the Articles of Association, registered shareholders must notify the Board of Directors of their intent to exercise their rights at the meeting, at the latest on the fourth business day prior to the meeting, i.e., on May 16, 2002 at the latest.

Shareholders may be represented by proxy holders at the Ordinary General Meeting. The proxies, executed in the form approved by the Company and attached hereto, must be delivered to the Company or to the offices of Banque Artesia, BBL, Fortis Banque, K.B.C. or Banque Degroof on May 16, 2002 at the latest.

In order to attend the meeting, individuals acting as shareholders or proxy holders will have to evidence their identity or powers, and representatives of corporations must deliver the documents evidencing their capacity of corporate representatives or special proxy holders, at the latest at the beginning of the meeting.

Yours sincerely,

Gui de VAUCLEROY, Chairman of the Board of Directors

P.S. : If you wish to attend the Ordinary General Meeting, please return us the mauve document enclosed.

Annexes :

1.	2001 Annual Report of the Company.

2.	Proxy in the form approved by the Company.

3.	Mauve document to confirm attendance to the Ordinary General Meeting.

Annex A

PROXY

The undersigned,

FIRST NAME :

FAMILY NAME:

ADDRESS :

OR

CORPORATE NAME :

FORM OF CORPORATION :

REGISTERED OFFICES :

HEREBY REPRESENTED BY (FIRST NAME, FAMILY NAME AND TITLE):

holder of ............... shares of S.A. Etablissements Delhaize Frères et Cie “Le Lion”, with registered offices located at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Trade register of Brussels under the number 8831, grants special powers to:

..............................................................................................................................

in order to be represented at the Ordinary General Meeting that will take place on Thursday May 23, 2002 at 3:00 p.m., at the registered offices of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

VOTING INSTRUCTION :

(*) Cross out indications when not applicable.

1) item 1 of the agenda does not require a vote	2) item 2 of the agenda does not require a vote

3) vote on proposed resolution 3 - vote in favor (*) - vote against (*) - abstain (*)	4) vote on proposed resolution 4 - vote in favor (*) - vote against (*) - abstain (*)

5) vote on proposed resolution 5 - vote in favor (*) - vote against (*) - abstain (*)	6.1) vote on proposed resolution 6.1 - vote in favor (*) - vote against (*) - abstain (*)

6.2) vote on proposed resolution 6.2 - vote in favor (*) - vote against (*) - abstain (*)	6.3) vote on proposed resolution 6.3 - vote in favor (*) - vote against (*) - abstain (*)

6.4) vote on proposed resolution 6.4 - vote in favor (*) - vote against (*) - abstain (*)	7) vote on proposed resolution 7 - vote in favor (*) - vote against (*) - abstain (*)

8) vote on proposed resolution 8 - vote in favor (*) - vote against (*) - abstain (*)	9) vote on proposed resolution 9 - vote in favor (*) - vote against (*) - abstain (*)

If you provide no voting instruction :

(i)	the proxy holder will vote in favor of the proposed resolution; OR

(ii)	if the principal has crossed out the indication under (i) above, the proxy holder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxy holder will notably be entitled to :

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Done in ................................................, on ............................................

_________________________
Signature (the signature must be preceded by the handwritten indication: “Bon pour pouvoir”)

Annex : agenda of the Ordinary General Meeting of May 23, 2002

Attachment

Agenda of the Ordinary General Meeting of S.A. Etablissements Delhaize Frères
et Cie “Le Lion” to be held on May 23, 2002 at 3:00 P.M. (CET)

1.	Management report of the Board of Directors on the financial year ended December 31, 2001.

2.	Report of the Statutory Auditor on the financial year ended December 31, 2001.

3.	Approval of the annual accounts as of December 31, 2001.

Proposed resolution : approve the annual accounts as of December 31, 2001, including the allocation of profits referred to therein, and the payment of a gross dividend of EUR 1.44 per share.

4.	Discharge of liability of the Directors.

Proposed resolution : approve the discharge of liability of the Directors for the financial year ended December 31, 2001.

5.	Discharge of liability of the Statutory Auditor.

Proposed resolution : approve the discharge of liability of the Statutory Auditor for the financial year ended December 31, 2001.

6.	Resignation and appointment of Directors.

6.1	Proposed resolution : take knowledge of the resignation of Mr. Raymond-Max Boon in his capacity of Director with effect at the end of this meeting.

6.2	Proposed resolution : renew the mandate of Mr. Philippe Stroobant as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

6.3	Proposed resolution : renew the mandate of Mr. Roger Boin as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

6.4	Proposed resolution : appoint Count Arnoud de Pret Roose de Calesberg as Director for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004.

7.	Renewal of the mandate of the Statutory Auditor.

Proposed resolution : renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as Statutory Auditor, represented by Mr. James Fulton, auditor or, in the event of inability of the latter, by any other partner of the Statutory Auditor agreed upon by the Company, for a period of three years that will expire at the end of the Ordinary General Meeting that will approve the annual accounts relating to the financial year 2004, and approve the yearly fees of the Statutory Auditor amounting to EUR 126,500.

8.	Approval of the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.[5]

Proposed resolution : to the extent required, approve the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” granting to its beneficiaries the right to acquire American Depositary Receipts (ADRs) of the Company.

9.	Pursuant to Article 556 of the Company Code, approval of any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in June 2002, granting to the beneficiaries of these stock option plans the right to acquire prematurely shares of the Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans.[6]

Proposed resolution : to the extent required, approve, pursuant to Article 556 of the Company Code, any provision provided or to be provided in the stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001, the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” and in any other stock option plan that the Company may approve in the future, including the stock option plan that the Company should approve in June 2002, granting to the beneficiaries of these stock option plans the right to acquire prematurely shares of the

5 The approval by the shareholders of the Company is required under U.S. law to allow the beneficiaries of this stock option plan to benefit from a favorable tax treatment in the U.S.

6 The stock option plan of the Company of June 2000, the stock option plan of the Company of June 2001 and the stock option plan of the Company entitled “Delhaize Group 2002 Stock Incentive Plan” can be found in English, French and Dutch between April 26 and May 24, 2002 on the Website of the Company at . A copy of these stock option plans can also be obtained free of charge by written request addressed to the registered offices of the Company during the same period.

Company or American Depositary Receipts (ADRs) of the Company in the event of a change of control over the Company, and any provision to the same effect provided, or that may be provided, in any agreement entered into between the Company and beneficiaries of any of the above-mentioned stock option plans.

Annex B

The undersigned :

FIRST NAME :

FAMILY NAME :

ADDRESS :

OR

CORPORATE NAME :

FORM OF CORPORATION :

REGISTERED OFFICES :

HEREBY REPRESENTED BY (FIRST NAME, FAMILY NAME AND TITLE):

owner of ................................................................. shares of Etablissements Delhaize Frères et Cie “Le Lion” S.A., in Dutch Gebroeders Delhaize en Cie “De Leeuw”, with registered offices at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Trade Register of Brussels under the number 8831, hereby notify his/her/its intent to attend the Ordinary General Meeting of May 23, 2002.

Made in ............................, on ...................... 2002

_____________________________ Signature